

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2024

Trevor Ashurst
Vice President of Finance
Koil Energy Solutions, Inc.
1310 Rankin Road
Houston, TX 77073

      Re: Koil Energy Solutions, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 000-30351

Dear Trevor Ashurst:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Erik Wiik